EMPIRE POST MEDIA, INC.
280 South Beverly Drive, Ste. 205, Beverly Hills, CA 90212
Telephone:  (310)472-5138

March 29, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Attn:       Amanda L. Ravitz, Branch Chief – Legal
Jean Yu
Michelle Lacko, Esq.

Re:          Empire Post Media, Inc. (“Registrant”)
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-163782

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 4 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 4 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m.., Washington, D.C. time on Friday, April 2, 2010, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

The Company further acknowledges that:

•
Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:  /s/ Peter Dunn

        Peter Dunn, President